UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CRDENTIA CORP.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

225235308

(CUSIP Number)

John Kaiser

5001 LBJ Freeway, Suite 850

Dallas, TX 75244

(972) 850-0780

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225235308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FatBoy Capital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,533,333

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 9,533,333

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,533,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.8%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Schedule 13D (“Schedule”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”), of Crdentia Corp., a Delaware corporation (the “Issuer” or the “Corporation”).  The principal executive office of the Corporation is at 5001 LBJ Freeway, Suite 850, Dallas, Texas 75244.

Item 2.	Identity and Background

This Schedule is filed on behalf of FatBoy Capital, L.P. (the “Reporting Person”) whose principal place of business is 9611 North U.S. Highway 1, Box 390, Sebastian, FL, 32958.  The Reporting Person is an investment limited partnership organized under the laws of the State of Delaware whose general partner is SeaCap Management, LLC, a Wyoming limited liability company (“SeaCap”).  David Jenkins (“Jenkins”) is the managing member of SeaCap.

None of the Reporting Person, SeaCap nor Jenkins has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person, SeaCap and Jenkins have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 26, 2007, the Reporting Person purchased 5,466,667 shares of Common Stock at a price of $0.30 per share and a warrant to purchase 2,733,333 shares of Common Stock (the “Pipe Warrant”) with an exercise price of $0.35 per share.  In addition, on October 26, 2007, the Reporting Person was issued a warrant to purchase 1,000,000 shares of Common Stock with an exercise price of $0.45 per share in exchange for financial and strategic consulting services previously rendered to the Issuer (the “Consulting Warrant” and together with the Pipe Warrant, the “Warrants”). The Warrants are immediately exercisable and have a five (5) year term.  The funds used to purchase the Common Stock and the Pipe Warrant were working capital of the Reporting Person.

Item 4.	Purpose of Transaction

The acquisitions described in Item 3 were made for investment purposes.  The Reporting Person does not presently have any plans or proposals which relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 9,533,333 shares of the Issuer’s Common Stock.  The Reporting Person owns 5,800,000 shares of the Issuer’s Common Stock.  In addition, the Reporting Person holds Warrants to purchase 3,733,333 shares of Common Stock.  Based on the number of shares outstanding reported in the Issuer’s most recent proxy statement on Schedule 14A and the additional shares sold by the Issuer in the private placement transaction completed on October 26, 2007 (the “Pipe”), which was reported in the current report on Form 8-K filed by the Issuer on October 29, 2007, the percentage of Common Stock beneficially owned by the Reporting Person is 17.8%.

(b)           The Shares and Warrants are owned of record by the Reporting Person, and Jenkins is the managing member of SeaCap, the Reporting Person’s general partner.  Jenkins has the right to vote, direct the vote, dispose of and direct the disposition of the Shares and the Warrants.

(c)           On October 26, 2007, in the Pipe, the Reporting Person purchased 5,466,667 shares of the Issuer’s Common Stock for $0.30 per share and the Pipe Warrant.  In addition, the Issuer issued the Consulting Warrant to the Reporting Person on October 26, 2007.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person and the Issuer are parties to a Securities Purchase Agreement dated October 26, 2007, pursuant to which the Reporting Person purchased 5,466,667 shares of Common Stock and the Pipe Warrant in the Pipe transaction.

The Reporting Person and the Issuer are parties to the Registration Rights Agreement dated October 26, 2007, pursuant to which the Reporting Person was granted registration rights for the shares purchased in the Pipe and the shares issuable upon exercise of the Pipe Warrant.

The Reporting Person and the Issuer are parties to the Warrants.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1.	Securities Purchase Agreement, dated October 26, 2007, by and between the Issuer, the Reporting Person and certain other investors.

2.	Registration Rights Agreement, dated October 26, 2007, by and between the Issuer, the Reporting Person and certain other investors.

3.	Common Stock Purchase Warrant to purchase 2,733,333 shares, dated October 26, 2007, by and between the Issuer and the Reporting Person.

4.	Common Stock Purchase Warrant to purchase 1,000,000 shares, dated October 26, 2007, by and between the Issuer and the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FATBOY CAPITAL, LP
By: SeaCap Management, LLC, its general partner

/s/ Margrit Thomassen
Date: November 2, 2007	Name:	Margrit Thomassen
	Title:	Chief Financial Officer